489 Fifth Avenue
18th floor
New York, NY 10017
Main: (212) 355-7800

September 23, 2016

VIA HAND DELIVERY AND EDGAR

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Seritage Growth Properties Form 10-K for the fiscal year ended December 31, 2015 Filed March 11, 2016 File No. 001-37420

Dear Mr. Telewicz:

On behalf of Seritage Growth Properties ("Seritage Growth Properties" or the "Company"), set forth below are the responses to the comments of the Staff of the Office of Real Estate and Commodities (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated September 9, 2016, regarding the Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-37420) (the "Form 10-K") filed on March 11, 2016.

For your convenience, the Staff's comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.  All page references in the responses set forth below refer to pages of the Form 10-K.

Form 10-K filed on March 11, 2016

Item 8. Financial statements and supplemental data, page 51

Notes to consolidated financial statements, page F-7

Note 7 – Mortgage loans payable, page F-18

1.
We note your response to our prior comment 4. Based on your response it appears that your debt is interest only with principal only payable at maturity in July 2019. However, in your disclosure you state that principal and interest under the Mortgage Loans is due and payable on the payment dates and will mature in July 2019. Please reconcile the apparent discrepancy for us and revise your disclosure in future filings as necessary.

Response:  The Company respectfully advises the Staff that it will revise its note disclosure regarding Mortgage Loans Payable in future filings to state that only interest under the Mortgage Loans is due and payable on the payment dates, and that all outstanding principal amounts are due when the loan matures in July 2019.

Item 15. Exhibits and Financial Statement Schedules, page 54

2.
We note your response to comment 6. We also note that the side letter is referenced numerous times in Exhibit 10.3, Master Lease, and appears to impact certain of the terms contained in Exhibit 10.3, including terms relating to rent adjustments and environmental remediation and liability. The side letter appears to be important in understanding the terms of Exhibit 10.3; thus, please file the side letter as an exhibit.

Response: The Company respectfully advises the Staff that it does not necessarily concur in the Staff's position that the side letter is important in understanding the terms of Exhibit 10.3.   Nonetheless, at the request of the Staff, the Company intends to file the side letter as an exhibit.  The Company intends to seek confidential treatment for portions of the letter, and will submit a confidential treatment request and file the exhibit promptly following the date hereof.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

3.
We note your response to our prior comment 8.  In your response you indicate that you are unable to provide a forward looking measure in accordance with GAAP in part because of the uncertainty regarding the timing and amounts of lease modifications. Please explain to us why this uncertainty does not also impact your ability to present forward looking NOI.

Response:  Annualized Total NOI is a calculation of annual cash NOI, as of a specific date, pro forma for signed leases and modifications to the Company's master lease with Sears Holdings with respect to recaptured space.   We calculate Annualized Total NOI as:

Total NOI for the current period (as defined and reconciled to GAAP net income (loss))
Plus (minus) partial period adjustments for leases that commenced or expired during the period
Multiplied by 4
Plus estimated annual NOI from signed not open ("SNO") leases
Minus estimated annual NOI from Sears Holdings' space to be recaptured

Our calculation excludes GAAP metrics such as lease value amortization, straight line rent adjustments and depreciation, each of which is dependent on the effective timing of lease commencements and modifications, as opposed to simply the existence of contractual obligations for such new leases and modifications, and all of which would be required to provide a comparable forward looking GAAP measure.  The Company maintains that estimates for these GAAP metrics cannot be prepared without an unreasonable effort.

The Company respectfully submits to the Staff that the italicized text above, which will be included in future filings on Form 8-K, effectively provides a reconciliation of Annualized Total NOI to GAAP net income (loss) for the current period.  The Company will also include a definition of Annualized Total NOI as part of its disclosure of non-GAAP measures, as well as a statement disclosing the fact that Annualized Total NOI is a forward-looking non-GAAP measure for which the Company does not believe it can provide reconciling information to the corresponding forward-looking GAAP measure without unreasonable effort.

* * * * * *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz, at (212) 403-1135 or at SLFain@wlrk.com.

Sincerely yours,
/s/ Brian Dickman

Brian Dickman
Executive Vice President and Chief Financial Officer
Seritage Growth Properties

Enclosures
cc:        Sebastian L. Fain
Wachtell, Lipton, Rosen & Katz